Filed by Cohu, Inc.
pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Xcerra Corporation
Commission File No. 000-10761

Trading Under the Symbol: ISDR

Transcript of

Cohu, Inc.

First Quarter 2018 Earnings Call

May 8, 2018

Participants

Jeff Jones – VP, Finance and CFO

Luis Müller – President and CEO

Analysts

Edwin Mok – Needham & Company

Patrick Ho – Stifel

David Duley – Steelhead Securities

Peter Peng – B. Riley & Company

Tom Diffely – D.A. Davidson

Presentation

Operator

Greetings, and welcome to the Cohu, Inc. first quarter 2018 financial results and Xcerra acquisition conference call. At this time, all participants are in a listen-only mode. A question and answer session will follow the formal presentation. [Operator instructions]. As a reminder, today's call is being recorded.

I would now like to turn the conference over to your host today, Mr. Jeff Jones, VP of Finance and the CFO. Please proceed, sir.

Jeff Jones – VP, Finance and CFO

Good morning, and welcome to our discussion of Cohu’s most recent financial results and the announcement late last night that Cohu has reached an agreement to acquire Xcerra. I’m joined today by our President and CEO, Luis Müller.

Following our opening remarks, we’ll provide details of our performance for the first quarter 2018, as well as our outlook for second quarter 2018, and then we will discuss the proposed acquisition of Xcerra in greater detail.

Trading Under the Symbol: ISDR	Transcript: Cohu, Inc. First Quarter 2018 Earnings Call May 8, 2018

If you need a copy of our earnings release, you may obtain one from our website, www.cohu.com, or by contacting Cohu Investor Relations. There is also a slide presentation that we will be using in conjunction with today’s call that may be accessed through this webcast link on Cohu’s website, and is also posted as a PDF in the Investor Relations section.

Before we begin, you should all be aware that during the course of this conference call, we will make forward-looking statements reflecting management’s current expectations concerning the company’s future business. These statements are based on current information that we have assessed, but which by its nature is subject to rapid and even abrupt changes. Forward-looking statements include our comments regarding the Xcerra transaction, financing and expected benefits, opportunities with a European automotive customer, progress on a new thermal contactor, sales progress on PANTHER and Aquilae, first half 2018 growth, future results including Q2 guidance, our effective tax rate, and any other comments we make about the Company’s future in response to your questions.

We encourage you to review the Forward Looking Statements section of the earnings release, the Xcerra acquisition release, as well as Cohu's filings with the Securities and Exchange Commission, including the most-recently-filed Form 10-K and Form 10-Q. Our comments speak only as of today, May 8, 2018, and Cohu assumes no obligation to update these statements as a result of developments occurring after this call.

Further, our comments and responses to any questions will not make reference to any specific customers as we are precluded from disclosing such information by our nondisclosure agreements. Finally, during the call today, we will also discuss certain non-GAAP financial measures. Please refer to our earnings release and the webcast presentation for a reconciliation to the most comparable GAAP measures.

And now I’ll turn it over to Luis.

Luis Müller – President and CEO

Thanks, Jeff and good morning, everyone. We have two topics for today’s call. We begin with a review of Cohu’s first quarter 2018 results and guidance for the second quarter, and then discuss the announcement last night of Cohu’s definitive agreement to acquire Xcerra to create a global leader in back-end semiconductor equipment. As Jeff mentioned, there is a slide presentation that I will be reviewing as part of today’s call that is included within the webcast or can be accessed as a PDF on our website.

Starting with the first quarter, sales were up 17% year-over-year to $95.2 million, and exceeded our increased guidance due to the accelerated ramp of thermal subsystems for mobile processor test. Non-GAAP EPS was $0.36.

We captured two new large customers in the first quarter, one in the European automotive market that selected the MATRiX tri-temperature pick-and-place handler combined with our multi-beam test contactors and is a multi-year opportunity for Cohu, and our large Korean customer in the mobility market that qualified the Eclipse XTA platform. This new handler enables interface to factory robots and incorporates diagnostics and process monitoring capabilities in support of Industry 4.0 standards.

During the quarter, we had strong recurring sales, particularly in the computing market, and increasing demand for our test contactors and spring probes as we continued to capture synergies and cross-selling opportunities with Cohu handlers. We had 5 key design-wins in the quarter, and made very good progress with a new thermal contactor solution that becomes an active part of the system thermal control loop, eliminating the need for lengthy temperature calibrations. Our contactors also captured new applications at graphics, microcontroller and analog power customers. Additionally, first quarter sales included revenue from the PANTHER platform and growing interest in our Aquilae visual inspection module.

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Trading Under the Symbol: ISDR	Transcript: Cohu, Inc. First Quarter 2018 Earnings Call May 8, 2018

Looking more specifically at first quarter orders by device segment:

Processors were 33% of system orders. We received a multi-unit order for burn-in test platform upgrades and capacity expansion at a leading customer, and a thermal subsystem order for mobile processor test.

Power Management and Discrete was 18% of system orders, mostly for turret handlers, testing devices used in the automotive and industrial markets. We had a key design-win in the quarter at a European customer with our larger, 32-position turret handler. The continued global demand for plug-in hybrid and fully electric cars is a major driver for this device segment.

Small Signal Discrete was 13% and mostly for turret handlers and some gravity systems.

Mixed Signal and RF was 11% of system orders with customers utilizing various Cohu handlers, some on gravity, others turret. This segment has been affected by the slowdown in the smartphone market while offset by growth in IoT related devices.

Sensors represented 10% of system orders, contributing to increasing demand for our gravity handlers coupled with magnetic MEMS stimulus modules [ph]. These devices are used in automotive end-markets, where we offer competitive solutions for certain MEMS device tests.

LED was 8% of system orders, driven mainly by capacity expansion from a leading European customer supplying devices for the automotive market, and another customer in Korea testing devices for the mobility market.

Digital and Mixed Signal was 7% of system orders, reflecting growing demand for our handlers testing semiconductors used in the industrial market, while automotive digital applications were down in the quarter.

Overall, industry conditions remain robust, and we project first half 2018 growth of approximately 11% relative to the same period last year. This is an improvement over prior sales projections, reflecting our strong order momentum and outlook.

With that, I will turn it over to Jeff for details on the Q1 financials and guidance for the second quarter, before we switch topics to the acquisition of Xcerra.

Jeff Jones – VP, Finance and CFO

Thanks, Luis. Cohu’s Q1 generally exceeded our revised expectations as we generated non-GAAP adjusted-EBITDA of 15.0% on sales of $95.2 million. Cohu’s first quarter results were strong across each business unit, including our contactor business, which represented approximately 11% of first quarter sales.

For Q1, the GAAP to non-GAAP adjustments include approximately $1.7 million of stock-based compensation expense, $1.1 million of purchased intangible amortization expense, $296 thousand of acquisition costs related to Xcerra, and a credit of $147 thousand to adjust the earnout valuation from the Kita acquisition. My comments that follow, including the Q2 guidance, are all based on Cohu’s non-GAAP results, which exclude the impact of these items.

Sales for the quarter were $95.2 million, and above our revised guidance of approximately $93 million as announced on March 21st. One customer in the automotive market represented approximately 12% of sales. No other customer exceeded 10% of sales in the first quarter.

Q1 gross margin was 42.4%, and below our increased guidance primarily due to a shift in product mix during the last two weeks of the March.

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Trading Under the Symbol: ISDR	Transcript: Cohu, Inc. First Quarter 2018 Earnings Call May 8, 2018

Operating expenses for the first quarter of 2018 were $27.5 million and below our updated guidance of $28.3 million due to product development materials and outside services forecasted for late Q1 which are now moved into Q2. Q1 operating expenses included a foreign currency loss of approximately $1.6 million.

The non-GAAP effective tax rate for Q1 was 20.0%, and higher than our annual forecast, mainly due to the accrual of foreign withholding taxes in the event we repatriate funds to the US. As I mentioned before, our tax rate continues to benefit from profit generated outside the U.S. in countries with lower statutory income tax rates and in certain countries where Cohu has income tax holidays. Furthermore, the new tax rates will also benefit the Company from profits generated in the U.S. that are taxable, along with those which do not currently incur a tax provision because of our valuation allowance. As a result of these factors, we are expecting our effective tax rate to be approximately 17% for Q2 and 18% for the full year 2018.

Accounts receivable increased sequentially by $14.1 million, and DSO also increased by 6 days to 81. Inventory was flat sequentially, with inventory days decreasing by 12 to 108. Accounts payable days increased by 2 to 71 days. Overall, the cash conversion cycle improved by 4 days to 119.

Fixed asset additions in Q1 were approximately $1.1 million, and depreciation was $1.4 million. Cash declined quarter over quarter by $15.6 million as a result of an increase in working capital of $11.2 million and the typical cash payments that are specific to Q1 including variable compensation and income taxes on RSU vesting.

Additionally, we made a $1.5 million earn-out payment in Q1 related to the Kita acquisition. Deferred profit at the end of March was $3 million. That’s down from $6.6 million at the end of the fourth quarter. The related deferred revenue at the end of Q1 was $5.9 million, down $4.6 million sequentially. Cohu’s Board of Directors approved a quarterly cash dividend of $0.06 per share payable on July 27, 2018 to shareholders of record on June 15, 2018.

And now, moving to our guidance for Q2, we expect Q2 sales to be approximately $99 million, which reflects an increase of approximately 11% in revenue during the first six months of 2018 compared to the same period last year. Gross margin in Q2 is expected to be approximately 41.5%, and operating expenses for the second quarter are expected to be approximately $24.5 million.

I’ll now turn it back to Luis to discuss the exciting news today regarding our acquisition of Xcerra.

Luis Müller – President and CEO

Thanks, Jeff. Today is a very exciting day for Cohu. Earlier this morning, Cohu and Xcerra announced the signing of a definitive agreement, unanimously approved by both companies' boards of directors, under which Cohu will acquire all outstanding Xcerra shares in a cash and stock transaction. Upon close, this transaction is expected to be immediately accretive and generate significant long-term shareholder value as well as be beneficial for customers and employees.

This transaction is a powerful combination of two complementary companies that will accelerate our strategy to diversify our product offerings and strengthen our position as a global leader in back-end semiconductor equipment. The depth and breadth of the combined product portfolios, engineering and product development resources, as well as global customer support will enable us to deliver comprehensive semiconductor back-end solutions that better meet the future needs of our customers. This acquisition meets our previously stated acquisition criteria, enabling Cohu to expand into profitable and complementary markets and delivering margins in-line with our mid-term financial model.

This day has been a long time coming. Xcerra’s CEO, Dave Tacelli and I first met over 3 years ago and have kept in touch over time. Through our discussions, it became clear that the potential of our two companies combined could surpass what each of us could do individually. Now, I will walk through details of the transaction and its strategic rationale. For those following along with the slides we posted on our website, please turn to slide number 3.

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Trading Under the Symbol: ISDR	Transcript: Cohu, Inc. First Quarter 2018 Earnings Call May 8, 2018

I’ll start with the strategic rationale, combining Cohu and Xcerra makes sense for a number of reasons. The transaction brings together complementary products in core test and inspection handlers, test contactors and expands our product portfolio into semiconductor and PCB test equipment. The combination broadens our existing footprint in key, high-growth areas, particularly in the secular growth markets of automotive, industrial, IoT and mobility. The combined company will serve a total addressable market of about $5 billion with a highly diversified customer base.

On the next page, the combined company has increased scale, revenues of approximately $800 million and a strong margin profile. The product portfolio is highly complementary and diversified across back-end semiconductor and printed circuit board manufacturing.

Turning to slide number 5, joining forces with Xcerra is highly aligned with our strategy. Our test and inspection handler and consumables businesses are complementary and combining them drives scale, enhanced customer relevance, along with the ability to increase investments over the longer term in more fundamental technologies. Xcerra also expands our business into adjacent markets such as automated test equipment and PCB manufacturing.

Turning to page 6, with our core test and inspection handlers, the combined company brings together broader application coverage across the various semiconductor device segments. Both companies are well established across key end market applications, particularly focused in automotive, industrial, IoT and mobility.

Now on page 7, the test contactor business is a key strategic objective of Cohu and this acquisition will provide new cross-selling opportunities with handlers and accelerate technology development to better address customer challenges. Test contactors is a $720 million fragmented space, growing with semiconductor unit volume and challenged to resolve tough requirements in signal integrity, thermal management and performance, interacting both with the automated test equipment and the handler. We see opportunities to address these requirements and accelerate the pace of innovation and new solutions to customers.

On to page 8, the transaction expands our product portfolio, adding leading capabilities for certain segments of semiconductor test. Xcerra gained significant momentum in SOC test over the past 18 months while outgrowing the competition and the market with cost effective solutions in RF, RF PA, power management and digital applications on Diamondx and new market penetration in flat panel display drivers.

Turning to page 9, both Cohu and Xcerra are focused on the attractive and growing automotive, industrial, IoT and mobility end-markets. With the acquisition of Xcerra, we strengthen our position in both automotive and industrial semiconductor applications. If you turn to the next page you will see that these markets are growing more rapidly than the overall semiconductor industry. The proliferation of IoT applications has positively impacted our business across multiple segments.

On page 11, the acquisition of Xcerra diversifies Cohu’s revenue base and increases our addressable market to approximately $5 billion across handlers, contactors, inspection and automated test equipment, strengthening our ability to capitalize on secular growth opportunities in the automotive, IoT, industrial and mobility. The combination creates a global leader in back-end semiconductor equipment and with combined company revenue of approximately $800 million, and we see opportunities for future growth by providing customers with a complete portfolio of solutions for semiconductor manufacturing.

I will now hand it over to Jeff for more details on the financial aspects of the transaction.

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Trading Under the Symbol: ISDR	Transcript: Cohu, Inc. First Quarter 2018 Earnings Call May 8, 2018

Jeff Jones – VP, Finance and CFO

Thanks, Luis. Please turn to page 12 of the presentation. The combined company, without synergies on a pro forma basis, would have had approximately $800 million in revenues, 44% non-GAAP gross margin, and 16% non-GAAP EBITDA margin over the last 12 months. As Luis highlighted earlier, we expect more than $20 million of annual run rate cost synergies, excluding approximately $7 million of stock based compensation, within the first 24 months after closing the transaction.

Over the mid-term, we are targeting higher margins for the combination due to synergies in COGS and operating expenses and new product innovation. The scale of the combined company drives down the relative SG&A expense to revenue percentage. The transaction is expected to be immediately accretive to non-GAAP earnings per share at closing.

Now turning to page 13, the total transaction consideration is approximately $796 million consisting of approximately 65% cash and 35% Cohu stock. Xcerra shareholders will own approximately 30% of the combined company, and will receive $9.00 in cash for each share of Xcerra common stock and 0.2109 shares of Cohu stock for each share of Xcerra common stock. The cash consideration will be funded by a combination of cash from the combined company’s balance sheet and a new senior secured Term Loan B, the details of which are on the next slide.

The transaction is subject to approval by Cohu and Xcerra shareholders and customary regulatory approvals. The transaction is also subject to customary closing conditions and is expected to close in the second half of 2018.

The next page includes a financing summary for the transaction. We will borrow $350 million under a senior secured term loan B facility that will be available at the time of close. Considering the most recently reported cash balances for both companies, post-closing, Cohu will have $362 million of outstanding debt, pro-forma cash of approximately $132 million, net debt of approximately $230 million, and a total leverage ratio of 2.7 times last 12 months pro-forma EBITDA.

Now, with that, we will open the line for questions.

Operator

Thank you. At this time, we will conduct a question and answer session. [Operator instructions].

Our first question comes from Edwin Mok, with Needham & Company. Please proceed with your question.

Q: Thanks. Starting my question with congrats for getting the deal and also good quarter. Let me start with the quarter just to get some color on the quarter. So, it sounds like you guys have some acceleration of mobile sub-system demand on the first quarter. Is that continuing into second quarter is the first part? And then, focusing on the two wins that you guys talked about, the Korean customer and also the European auto customer, I know in the first quarter, you guys get qualifying, get decent revenue in that. Do we expect continuous business on the Korean customer and then for European customer, when do we expect revenue to come from that customer?

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Trading Under the Symbol: ISDR	Transcript: Cohu, Inc. First Quarter 2018 Earnings Call May 8, 2018

Luis Müller – President and CEO

Hi, Edwin, this is Luis, nice to speak to you again, today. Let’s start with the thermo subsystems. We had orders for multi-quarter delivery of thermo subsystems and happened to have an accelerated delivery of a first one at the end of the first quarter, so that was the upside onto our revised guidance. Certainly, additional systems will be delivered here in the second quarter, they’re part of the guidance. As for the two customers that you mentioned, we do on the Korean customer side, we do expect to be shipping systems throughout this year and receiving orders, also, throughout this year. That’s going to be an ongoing business, not only in 2018, but onwards from there as well. For the other customer, the automotive customer, that business is secured from an agreement perspective, we want the business, but actual revenue recognition system shipments are in the future, hasn’t happened at this point.

Q: And do we have visibility in terms of when that will happen?

Luis Müller – President and CEO

No, not exactly. It will be demand based. It will be that customer’s demand base that will drive that. I don’t have a clear visibility into that right now.

Q: Thanks, for clarifying that. Then, sorry if I missed it, Jeff, what was the gross margin guidance for the second quarter and how do you kind of think about gross margins beyond near term?

Jeff Jones – VP, Finance and CFO

The guidance for Q2, Edwin, was 41.5%. We continue to think about gross margin in terms of our model, the different revenue levels, we’ll work through, 42% at $400 million or $100 million per quarter, up to 45% gross margin with annual revenue of $500 million or $125 million per quarter. That hasn’t changed.

Q: So just stick with your model. Okay, great. Then on the Xcerra deal, I guess I have two questions. First, is the synergies of $20 million seems to be low given you guys have combined of over $200 million, right? Just curious, how does that breakdown between OpEx and cost of goods sold and what drives $20 million versus a bigger or smaller number?

Jeff Jones – VP, Finance and CFO

Well, that again, is our initial estimate at the number, it’s over the first 24 months. The breakdown of that is approximately a third in COGS and two-thirds in operating expense, as best as we can see at this point.

Q: I see. So it is first shot on that. Okay, that’s great. Then, the last question I have is just on kind of regulatory approval, do you expect to have to go for every regions or is there any way you can speed up the regulatory approval of that? And specifically in the handler space with the combined company, how much share do you guys have in the market and is that going to be a concern for [indiscernible]?

Jeff Jones – VP, Finance and CFO

On the regulatory question, Edwin, we worked to whittle it down to a couple of countries, so that we’re not having to fly to a number of different countries, so we’re generally focused on US and Europe.

Luis Müller – President and CEO

As far as handlers go, Edwin, we have really overtime focused on different applications. Different parallelism tests, so by and large, the products are complementary across the application-specific spectrum.

Q: Great. That’s all I have. Thank you. Appreciate it.

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Trading Under the Symbol: ISDR	Transcript: Cohu, Inc. First Quarter 2018 Earnings Call May 8, 2018

Operator

Thank you. Our next question comes from Patrick Ho with Stifel. Please proceed with your question.

Q: Thank you very much, and congratulations as well on the deal. Maybe, first off, with the deal itself, Given that you mentioned, Luis, that you’ve been talking for some time with Xcerra, can you just give us the updated version of when you reinitiated talks and it seems like things kind of came about pretty quickly, considering they were coming off of their failed attempt to be acquired by a Chinese entity. How did it get started, again, on your end in terms of getting this deal done this time around?

Luis Müller – President and CEO

Hi, Patrick. It’s basically what he just described. Once their transaction with Hubei broke apart and it was made public, we reassessed the situation and I contacted Dave again and we reengaged in dialogues.

Q: Jeff, maybe as a follow-up question in terms of some of the new targeted model metrics you have for the combined company, given that both of you have somewhat different manufacturing strategies Xcerra has traditionally on their test business, use the contract manufacturer Jabil and you guys just shifted a lot over to Asia. How do you look at that rationalization, and is that a potential area where you can get additional cost synergies versus the $20 million you highlighted today?

Jeff Jones – VP, Finance and CFO

I think as you know, Patrick, testers and handlers are different types of equipment manufactured in different ways, so I think at the moment we’re looking at their manufacturing model for testers which is outsourced as something that we won’t be modifying, at least not initially. But on the handler side of things, we have a good operation in Malacca that we continue to transition product to and so we’ll be looking to leverage the fixed costs in that operation and drive further gross margin gains by adding Xcerra volume to that operation.

Q: Great, thank you very much.

Operator

Thank you. Our next question comes from David Duley with Steelhead Securities. Please proceed with your question.

Q: Thanks for taking my questions. First for clarification, I think you based your guidance for the first half revenue growth to 11%, I think it was 9% before, is that the right increase and what was the upside driven by?

Jeff Jones – VP, Finance and CFO

Dave, this is Jeff. We had said over the last couple of quarters that we expected a 10% increase in the first half of ’18 over ’17 and so yes, we’re at about 11% currently. As we talked about, the markets across the board continue to be strong, so still seeing good strength in automotive and mobility, we talked about, with the increase in revenue in Q1, so I think it continues to be a broad-based demand and it’s 11% growth versus the 10% that we had highlighted previously.

Luis Müller – President and CEO

I would also add industrial market to automotive mobility, industrial has been doing well, as well.

Q: I guess many companies in food chain have been impacted by slower mobility handset sales from Apple and I was wondering how that might have impacted you guys during the quarter.

Luis Müller – President and CEO

Hi, Dave, we have seen some, but honestly not to the degree that I can read out from some of the other companies. We continue to have actually a strong pull for thermal subsystems which are applied to digital process for tests and we continue to have a very strong demand for handlers that got used in bar management ICs and RFIC test and also inspection. It’s a little challenging for us to know if those are going into a mobile application or some other general consumer connected device, call it IoT for now or even automotive connective device, so therefore, IoT.

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Trading Under the Symbol: ISDR	Transcript: Cohu, Inc. First Quarter 2018 Earnings Call May 8, 2018

Jeff Jones – VP, Finance and CFO

Demand remains, actually, pretty strong for those two classes of products.

Q: Okay, and then on the Xcerra acquisition, just a couple questions there. How did you come up with the valuation and how accretive do you expect it to be to your results currently? Any way that you can help provide color, that would be great. I realize that it may be a difficult question to answer.

Jeff Jones – VP, Finance and CFO

Well, I’ll start with the first one, Dave. You know, it’s a combination. It’s largely driven by negotiation, projected valuation. In this case with Xcerra coming off of the Hubei deal, their valuation was capped there for quite a while and so, you know, it was just a matter of discussion and negotiation between the teams and then of course, you know, looking at total value, how does that compare to market valuations to really come up with the right number?

Luis Müller – President and CEO

And looking at the company current financials, current strength, the recent gains in the SOC test market and future prospects.

Jeff Jones – VP, Finance and CFO

Dave, you had a second question. Can you tell us what that was again?

Q: Yes, amount of accretion that you expect from this deal, any sort of help that you can—you mentioned that it’s immediately accretive. I was just wondering if you could help us understand to what extent or any other details around that.

Jeff Jones – VP, Finance and CFO

Yes, it’s—you know, I think at this point we’re just going to stay with our $20 million of synergies over the next 24 months. It’s a little bit early for us right now. It’s significant but driven largely by those synergies.

Q: Okay, and then, when you look at your handler product line, obviously there’s going to be some overlap. Do you have to do some elimination of product lines or do you plan to support all the products going forward?

Luis Müller – President and CEO

Dave, as I mentioned before here, if you actually look into the details of the product lines, we have focused on application specifics that are different company to company so across the parallelism spectrum, the desktime [ph] spectrum, and therefore, semi-conductor device types, you see that the handlers are actually quite complementary and it accelerates us being able to more fully support customers both in automotive mobility, industrial markets.

Q: Okay, and I’m not sure if you gave this to us, but as far as those rapidly growing segments that you showed in the slide presentation, what percentage of your revenue comes from each one of those buckets at this point: automotive, industrial, consumer mobility, and IoT?

Luis Müller – President and CEO

Dave, if you reference page 9 of the acquisition slide deck, you’ll see there the Cohu distribution across auto and industrial markets, mobility, consumer, computing, solid state lighting and then to the right, you see Xcerra and then the pro forma combination where we become, based on current numbers, 45% auto and industrial, 35% mobility, 15% consumer, and then computing solid state the balance, and this is on a systems based revenue.

Q: Okay. I’m sorry. I did see that slide. I didn’t pick up on that, but that’s good that you have 45% auto and industrial exposure going forward. I think that’s a market that everyone likes.

So, anyway, congratulations on everything and good luck.

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Trading Under the Symbol: ISDR	Transcript: Cohu, Inc. First Quarter 2018 Earnings Call May 8, 2018

Operator

Thank you. Our next question comes from Craig Ellis with B. Riley & Company. Please proceed with your question.

Q: Hi. This is actually Peter Peng calling in for Craig Ellis and thanks for taking our question.

Luis Müller – President and CEO

Hi, Peter.

Jeff Jones – VP, Finance and CFO

Hi, Peter.

Q: Hi. Congratulations on the deal and the quarterly execution. I just want to start off on second quarter guidance on the gross margins. Are there any one-offs or product mix at play there?

Jeff Jones – VP, Finance and CFO

Nothing significant, Peter. Again, I would say that when you’re looking at a gross margin, we would expect it to be in line with our model and we are right about in line with our model which is at $100 million, we’d be at 42%, so at $99 million, we’re guiding the 41.5% gross margin, so there’s nothing, no significant one-offs or anything in the Q2 revenue.

Q: Great. And then can you talk about the visibility into third quarter and then maybe on a half-on-half basis, how do you see that?

Luis Müller – President and CEO

I think the best thing to say here is talking about the current quarter orders which continue to be strong, actually really strong, and trending up as we go into the quarter, so that gives us confidence for the third quarter of this year and I won’t speak much for the totality of second half. To be honest, we have been quite focused on this transaction over the last few weeks here, so I’ll just speak to the third quarter now.

Q: Okay, and switching to the deal, can you talk about some of the potential revenue synergies just from the products?

Luis Müller – President and CEO

Yes, sure. We haven’t really put in anything for cross-selling opportunities in our financial model, and we’re only using the over $20 million as cost synergies at this time, but we will be exploring opportunities for cross-selling revenue synergies once the transaction closes or by the time it closes.

Q: In terms of the cost synergies, is this a fairly back end loaded kind of, or is this kind of equally split across the first and second year?

Jeff Jones – VP, Finance and CFO

Yes, Peter, it’s more of the latter. We kind of see it as a more linear progression as time goes on, so I think over the 24 months, I’d expect about half of that in the first 12 and half in the second.

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Trading Under the Symbol: ISDR	Transcript: Cohu, Inc. First Quarter 2018 Earnings Call May 8, 2018

Q: And one more question before I hop back in, can you talk about the debt [ph] cost for this?

Jeff Jones – VP, Finance and CFO

Excuse me, I didn’t catch that.

Q: The debt cost, the potential debt cost.

Jeff Jones – VP, Finance and CFO

Yes, it’s going to be—well, we expect it to be right around 4.8%, 4.9% in total. That’s a LIBOR plus about 250 basis points.

Q: Great. Thank you, guys. Congratulations.

Operator

Thank you. Our next question comes from Tom Diffely with D.A. Davidson’s. Please proceed with your question.

Q: Yes, good morning. Attractive acquisition. First question on the mid-term model that you put out there, the 48% and the 22% EBIDTA, does that just require the synergies in the core business, or is there a certain level of growth you need to achieve those targets?

Jeff Jones – VP, Finance and CFO

It’s mainly driven by the synergies, Tom. You know, modeling out future growth is hard to do in this business and so we’ve really not been too aggressive on that end of it, so as we look forward and try to estimate what the cost synergies would do, that’s what’s driving the impact on gross margin, the growth in gross margin.

Q: Okay. Great. And then, I really liked the slide you had, page seven, on the contactor market. What would a similar slide look like for the handler business as far as the other players and your percentage overall?

Luis Müller – President and CEO

We haven’t done that analysis yet, Tom. We’re waiting on the market reports from last year and our collective knowledge that we’re running through right now of installed base of equipment to make adjustments to some large privately held companies, so we don’t have that information at this time.

Q: Okay, and I guess, just big picture, when you look at doing this acquisition today versus perhaps a year ago when Xcerra was in a ghost shop mode during their prior acquisition, what is the difference? Is it simply that they gained share and the market’s gotten stronger over the last year and so it became a more attractive target for you?

Luis Müller – President and CEO

Well, first of all, they are a different company today than they were a year ago. They’re stronger financially. They have gained share in SOC. They have very good customer prospects going forward. And they’re available right now, so that makes it actionable.

Q: Okay. Thank you for your time.

Operator

Thank you, ladies and gentlemen. We have come to the end of the Q&A session, and I would like to turn the call back over to management for closing comments.

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Trading Under the Symbol: ISDR	Transcript: Cohu, Inc. First Quarter 2018 Earnings Call May 8, 2018

Jeff Jones – VP, Finance and CFO

Thank you for joining us today. We look forward to speaking to you at upcoming investor conferences we plan to attend, including the B. Riley FBR and Cowen conferences later this month, the Needham and Stifel conferences in June, and the CEO Summit in July, or when we report our second quarter 2018 results.

Thanks again and have a great day.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this filing may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Cohu, Inc. (“Cohu”) and Xcerra Corporation (“Xcerra”) and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR); (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Cohu and Xcerra to consummate the proposed transaction, including as a result of the failure of Cohu to obtain or provide on a timely basis or at all the necessary financing; (iii) the ability of Cohu and Xcerra to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) potential litigation relating to the proposed transaction that could be instituted against Cohu, Xcerra, or their respective directors; (vi) possible disruptions from the proposed transaction that could harm Cohu’s and/or Xcerra’s respective businesses; (vii) the ability of Cohu or Xcerra to retain, attract and hire key personnel; (viii) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Cohu’s or Xcerra’s financial performance; (x) certain restrictions during the pendency of the proposed transaction that may impact Cohu’s or Xcerra’s ability to pursue certain business opportunities or strategic transactions; (xi) the adverse impact to Cohu’s operating results from interest expense on the financing debt, rising interest rates, and any restrictions on operations related to such debt; (xii) continued availability of capital and financing and rating agency actions; (xiii) legislative, regulatory and economic developments; (xiv) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xv) such other factors as are set forth in (A) Cohu’s periodic public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to those described under the heading “Risk Factors” in Cohu’s Form 10-K for the fiscal year ended December 31, 2017, (B) Xcerra’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Xcerra’s Form 10-K for the fiscal year ended July 31, 2017, (C) in the Registration Statement on Form S-4 (the “Registration Statement”) that has or will be filed by Cohu with the SEC containing a prospectus with respect to the Cohu common stock to be issued in the proposed transaction and a joint proxy statement of Cohu and Xcerra in connection with the proposed transaction (the “Joint Proxy Statement/Prospectus”) that is or will be contained therein, and (D) the other filings made by Cohu or Xcerra with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. Neither Cohu nor Xcerra can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Cohu nor Xcerra undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

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Trading Under the Symbol: ISDR	Transcript: Cohu, Inc. First Quarter 2018 Earnings Call May 8, 2018

Participants in the Solicitation

Cohu, Xcerra, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed transaction, and a description of their direct and indirect interests in the proposed transaction, which may differ from the interests of Xcerra stockholders or Cohu stockholders generally, is set forth in the Joint Proxy Statement/Prospectus filed with the SEC. Information regarding Xcerra’s directors and executive officers and their beneficial ownership of Xcerra common stock is also set forth in Xcerra’s proxy statement on Schedule 14A filed with the SEC on September 5, 2017, and in its Annual Report on Form 10-K for the year ended July 31, 2017, and is supplemented by other public filings made, and to be made, with the SEC by Xcerra. These documents are available free of charge at the SEC’s website at www.sec.gov or by visiting the Xcerra Investor Relations page on its corporate website at https://Xcerra.com/investors. Information concerning Cohu’s directors and executive officers and their beneficial ownership of Cohu’s common stock is set forth in Cohu’s annual proxy statement on Schedule 14A filed with the SEC on April 3, 2018, and in its Annual Report on Form 10-K for the year ended December 31, 2017. These documents are available free of charge at the SEC’s website at www.sec.gov or by visiting the Cohu Investor Relations page on its corporate website at https://Cohu.gcs-web.com. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus regarding the proposed transaction and other relevant materials that have been or will be filed with the SEC when they become available. You may obtain copies of the documents described in the preceding sentence when they become available free of charge by visiting the SEC’s website at www.sec.gov.

Additional Information and Where You Can Find It

Cohu will file with the SEC the Registration Statement containing the Joint Proxy Statement/Prospectus and other documents concerning the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be delivered to the stockholders of Xcerra and Cohu after the Registration Statement is declared effective by the SEC. This communication is not a substitute for the Registration Statement, the definitive Joint Proxy Statement/Prospectus or any other documents that Xcerra or Cohu may file or may have filed with the SEC, or will send or have sent to stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of these documents (when they become available) and other documents filed by Xcerra and Cohu with the SEC at the SEC’s website at www.sec.gov. The Joint Proxy Statement/Prospectus and other documents filed by Xcerra or Cohu may also be obtained free of charge by visiting the Xcerra Investor Relations page on its corporate website at https://Xcerra.com/investors or by contacting Xcerra Investor Relations by telephone at (781) 467-5063 or by mail at Xcerra Investor Relations, Xcerra Corporation, 825 University Avenue, Norwood, MA 02062, attention Rich Yerganian or by visiting the Cohu Investor Relations page on its corporate website at https://Cohu.gcs-web.com or by contacting Cohu Investor Relations by telephone at (858) 848-8106 or by mail at Cohu Corporate Headquarters, 12367 Crosthwaite Circle, Poway, CA 92064, attention Jeffrey D. Jones.

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